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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(E) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003; or
☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number:

THE TORONTO-DOMINION BANK, U.S.A. DIVISION
401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
(Full title of the plan)

THE TORONTO-DOMINION BANK (Name of issuer of the securities held pursuant to the plan)
P.O. BOX 1 TORONTO-DOMINION CENTRE KING STREET WEST AND BAY STREET TORONTO, ONTARIO M5K 1A2 CANADA (Address of principal executive offices)

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	2
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule of Assets Held for Investment Purposes at Year End	8
Exhibit Index	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP New York, NY June 30, 2004

THE TORONTO-DOMINION BANK, U.S.A. DIVISION
401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2003	2002
Cash	$8,318	$—
Investments	64,919,984	53,163,476
Receivable from Plan Sponsor	1,447,494	—
Employer Stock	247,974	—
Loans to participants	842,644	728,084

Total assets	67,466,414	53,891,560

Net assets available for benefits	$67,466,414	$53,891,560

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2003	2002
Additions to net assets attributed to:
Investment income/(loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$12,748,564	$(9,383,521)
Dividends	934,905	1,008,380
Interest on participant loans	48,496	45,687

	13,731,965	(8,329,454)
Contributions:
Employer	2,861,328	3,417,162
Employee	4,694,307	6,343,406
Transfers in from LETCO	—	4,080,530

	7,555,635	13,841,098

Total additions	21,287,600	5,511,644
Deductions from net assets attributed to:
Distributions and Withdrawals	(7,522,304)	(4,499,483)
Forfeitures/Exchanges	(190,442)	—

Total deductions	(7,712,746)	(4,499,483)

Net increase in net assets available for benefits	13,574,854	1,012,161
Net assets available for benefits:
Beginning of year	53,891,560	52,879,399

End of year	$67,466,414	$53,891,560

See accompanying notes to financial statements.

THE TORONTO-DOMINION BANK, U.S.A. DIVISION
401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN

  The following description of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General

  The Plan, which became effective November 1, 1987, is generally available to all employees of The Toronto-Dominion Bank, U.S.A. Division (the "Bank"). All employees are eligible to participate in the Plan upon reaching the latter of the first day of the month following the attainment of age 21 or the first day of the month following completion of 90 days of employment. T. Rowe Price is the Plan's administrator, custodian, and recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Contributions

  Each year, participants may contribute up to 35% of their base salary, effective January 1, 2002, as defined, to the Plan. Participant contributions were limited to $12,000, effective January 1, 2003, and $11,000 in plan year 2002. The Bank makes a matching contribution of 50% of the first 6% of base salary, per year (not more than 50% of the applicable dollar limit in effect under section 402(g)(1) of the Internal Revenue Code ("Code")) that a participant contributes to the Plan. In addition, the Bank contributes a 3% profit sharing contribution (not more than 50% of the applicable dollar limit in effect under Code section 402(g)(1)), of each participant's base salary as long as the employee is actively employed, regardless of whether the employee contributed to the Plan.

  A participant may, with consent of The Toronto-Dominion Bank, U.S.A. Division's 401(k) Employee Retirement Savings Plan Committee (the "Committee"), make a rollover contribution from a previously qualified plan.

  Investments

  Participants may elect to invest their employee and employer contributions in any combination of whole percentage multiples into the T. Rowe Price New Income Fund, Prime Reserve Fund, Equity Income Fund, Science & Technology Fund, Equity Index 500 Fund, Capital Appreciation Fund, International Bond Fund, International Stock Fund, Mid Cap Growth Fund, Media & Telecommunications Fund, Emerging Markets Stock Fund, Blue Chip Growth Fund, Small Cap Value Fund (collectively the "Funds"), or the Employer Stock Fund, which invests solely in common stock of the Toronto Dominion Bank.

  Participants can change the investment election of future contributions or reallocate past contributions at any time with no limit on the number of changes.

  Participant Loans

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding balance of the loans, if any, from the Plan to the borrower during the year ending on the loan determination date, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase or reconstruction of the principal residence. The loans bear interest at the prime-lending rate on the date of the loan plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

  Vesting

  Participants are immediately vested in their contributions plus actual earnings thereon. Participants who were employed by the Bank prior to December 31, 1998, shall be vested in their employer matching contributions and earnings thereon in accordance with whichever schedule produces the greater vested percentage:

Vested Percentage
Years of plan participation:
Less than two years	0%
Two or more years	100%
Years of service:
Less than three years	0%
Three or more years	100%

  Participants who commenced employment after January 1, 1999, shall be vested in their employer matching contributions and earnings thereon in accordance with the following schedule:

Vested Percentage
Years of service:
Less than three years	0%
Three or more years	100%

  Participants become 100% vested in their employer matching contributions and earnings thereon if their employment is terminated due to death, disability or retirement.

  Distribution of Benefits

  Upon retirement, death, disability, termination of employment or termination of the Plan, vested benefits will be paid to Plan participants or their beneficiaries. A participant who has attained age 59 1/2 may request a distribution of any portion of their account. Vested benefits will be paid to participants in either a lump sum or in installments, in equal monthly, quarterly, semi-annual or annual payments not to exceed the life expectancy of the participant.

  Plan Administration and Trusteeship

  The terms and provisions of the Plan are administered by the Committee, as defined in the Plan document and whose members are appointed by the Bank, consisting of at least three but not more than five members, who will have the authority to control and manage the operation and administration of the Plan. Committee members serve without pay.

  T. Rowe Price makes investment decisions for the Funds and also provides record-keeping services to the Plan.

  The Plan's investments are held by T. Rowe Price under a trust agreement.

  Plan Termination

  Although it has not expressed an intent to do so, the Bank has the right under the Plan, to discontinue its contributions at any time and terminate the Plan, subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

  Expenses

  The Bank paid all expenses associated with the Plan administration in 2003 and 2002.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General

  The financial statements of the Plan are prepared on the accrual basis of accounting.

  Management Estimates and Assumptions

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

  Plan Amendments

  Effective January 1, 2003, the Plan was amended to establish an Employer Stock Fund, which allowed participants to directly invest in common stock of The Toronto-Dominion Bank ("Employer Stock"). The only assets within this fund are shares of Employer Stock.

  Investments

  The Plan's investments are stated at fair value. The shares of T. Rowe Price mutual funds are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at amortized cost.

  Purchases and sales of securities are recorded on a trade date basis. Unrealized investment gain (loss) is accrued and recorded at year-end.

3.     INCOME TAX STATUS

  The Plan has received a determination letter from the Internal Revenue Service dated January 29, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended subsequent to the receipt of the determination letter.

  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.     INVESTMENTS

  The fair values of investments as of the end of the plan year that represent 5% or more of the Plan's net assets available for benefits are identified below:

	2003	2002
T. Rowe Price Prime Reserve Fund	$7,269,245	$7,659,320
T. Rowe Price Equity Income Fund	9,717,645	8,263,555
T. Rowe Price Science & Technology Fund	5,523,222	3,612,743
T. Rowe Price Equity Index 500 Fund	9,683,835	7,575,803
T. Rowe Price Capital Appreciation Fund	7,786,571	6,877,351
T. Rowe Price New Income Fund	3,888,386	3,904,954
T. Rowe Price Small Cap Value	5,016,383	4,018,883
T. Rowe Price Mid Cap Growth Fund	5,533,451	3,872,363

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2003

Description of Investment	Shares or Units	Fair Value
Cash	$—	$8,318
T. Rowe Price Mutual Funds *:
T. Rowe Price New Income Fund	429,656	3,888,386
T. Rowe Price Prime Reserve Fund	7,269,245	7,269,245
T. Rowe Price Equity Income Fund	402,220	9,717,645
T. Rowe Price Science & Technology Fund	293,788	5,523,222
T. Rowe Price Equity Index 500 Fund	323,333	9,683,835
T. Rowe Price Capital Appreciation Fund	444,947	7,786,571
T. Rowe Price International Bond Fund	103,803	1,063,984
T. Rowe Price International Stock Fund	234,076	2,689,535
T. Rowe Price Media & Telecommunications Funds	103,234	2,323,799
T. Rowe Price Mid Cap Growth Fund	128,985	5,533,451
T. Rowe Price Small Cap Value Fund	170,683	5,016,383
T. Rowe Price Emerging Markets Stock Fund	69,846	1,080,523
T. Rowe Price Blue Chip Growth Fund	117,519	3,343,405

Mutual Fund Total		64,919,984
Employer Stock Fund	7,420	247,974
Loans to participants (interest rates range from 5.00% to 10.5% and mature from 1/1/04 to 10/20/17)	—	842,644

Total		$66,018,920

*
Indicates Party-in-Interest to the Plan.

Note: Cost information is not presented because all investments are participant-directed.

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TORONTO-DOMINION BANK, U.S.A. DIVISION 401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
Date:	By:	/s/ MARIANNE VITALE
Marianne Vitale Vice President & Director Human Resources

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Table of Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE TORONTO-DOMINION BANK, U.S.A. DIVISION 401(k) EMPLOYEE RETIREMENT SAVINGS PLAN YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THE TORONTO-DOMINION BANK, U.S.A. DIVISION 401(k) EMPLOYEE RETIREMENT SAVINGS PLAN YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END DECEMBER 31, 2003
SIGNATURE
EXHIBIT INDEX